SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


          For the month of October 2002 Commission File Number 1-8481
                                -----------------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7,
                                 (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F                          Form 40-F     X
                    -----------                         -----------


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                No     X
              -----------                       -----------


   If  "Yes"  is  marked,  indicate  below  the  file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b): 82-           .
                                                 -----------


This Form 6-K is not incorporated by reference in the registration statement filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 on October 16, 2000 (Registration No. 333-12780), under Form S-8 on November 1, 2000 (Registration No. 333-12802) and under Form S-8 on November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

For Immediate Release


                 BCE CLOSES CDN $2 BILLION PUBLIC DEBT OFFERING


Montreal (Quebec), October 30, 2002 -- BCE Inc. (TSX, NYSE: BCE) announced today that it has closed a public offering of $300 million 6.20% Series A Notes, $1,050 million 6.75% Series B Notes, and $650 million 7.35% Series C Notes, further to its prospectus supplement dated October 25, 2002 to its August 1st, 2002 shelf prospectus filing. Total gross proceeds were $2 billion.


About BCE

BCE is Canada's largest communications company. It has 24 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry -- CTV, Canada's leading private broadcaster, The Globe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, a leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.


                                    -- 30 --




For further information:
Nick Kaminaris                                       George Walker
Communications                                       Investor Relations
(514) 786-3908                                       (514) 870-2488
Web site: www.bce.ca

                                    SIGNATURE


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                BCE Inc.



                                      (Signed Michael T. Boychuk)
                          -----------------------------------------------------

                                           Michael T. Boychuk
                             Senior Vice-President and Corporate Treasurer





                                         Date: October 30, 2002